Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Date of Annual General Meeting

Shenzhen, China, November 29, 2013 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that its annual general meeting will be held at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China on December 20, 2013 at 10:00 a.m. (local time).

The agenda of the meeting is to approve the appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ending June 30, 2014, and approve the financial statements for the fiscal year ended June 30, 2013.

Only shareholders of record at the close of business on November 22, 2013 are entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depositary Shares who wish to exercise their voting rights for the underlying shares must act through the depositary. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available online at http://ir.noaheducation.com. Shareholders may obtain a copy of the Company’s annual reports, free of charge, from http://ir.noaheducation.com, or by writing to Investor Relations, Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China, or by email to ir@noaheducation.com.

About Noah Education Holdings Ltd

Noah Education Holdings Ltd (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com